Securities and Exchange Commission

Washington, D.C., 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

(Full Title of Plan)

Science Applications International Corporation

10260 Campus Point Drive, San Diego, California 92121

(Name of issuer of the securities held pursuant to
the Plan and the address of its principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the AMSEC Employees 401(k) Profit Sharing Plan Committee duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

DATE: June 25, 2004	/s/ GARY M. LISOTA
Gary M. Lisota
President and Chief Executive Officer, AMSEC LLC AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN COMMITTEE

AMSEC EMPLOYEES 401(K) PROFIT
SHARING PLAN

Financial Statements as of and for the
Years Ended December 31, 2003 and 2002,
Supplemental Schedule as of and for the
Year Ended December 31, 2003,
and Report of Independent Registered Public
Accounting Firm

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee
AMSEC Employees 401(k)
Profit Sharing Plan
Virginia Beach, Virginia

We have audited the accompanying statements of net assets available for benefits of the AMSEC Employees 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia

June 23, 2004

AMSEC EMPLOYEES 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS

INVESTMENTS - at fair value:
SAIC Class A Common Stock	$22,218,183	$18,734,803
Mutual Funds	72,770,169	48,508,104
Participant Loans	2,568,212	2,408,969

Total investments	97,556,564	69,651,876

COMPANY CONTRIBUTIONS RECEIVABLE	338,953	253,420

NET ASSETS AVAILABLE FOR BENEFITS	$97,895,517	$69,905,296

The accompanying notes are an integral part of these financial statements.

AMSEC EMPLOYEES 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS

NET INVESTMENT GAIN (LOSS):
Net appreciation (depreciation) in fair value of investments	$11,374,561	$(10,757,118)
Interest and dividends	1,238,675	1,175,912

Total net investment gain (loss)	12,613,236	(9,581,206)

CONTRIBUTIONS:
Employee contributions	9,668,500	9,931,346
Employer contributions	1,471,475	1,463,681
Assets transferred from another plan	10,290,185	—

Total contributions	21,430,160	11,395,027

Total additions	34,043,396	1,813,821

DEDUCTIONS

Distributions to participants	6,053,175	6,115,923

Total deductions	6,053,175	6,115,923

NET ASSET INCREASE (DECREASE)	27,990,221	(4,302,102)

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	69,905,296	74,207,398

END OF YEAR	$97,895,517	$69,905,296

The accompanying notes are an integral part of these financial statements.

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

1.                      DESCRIPTION OF PLAN

General—AMSEC LLC (the “Company”) is a joint venture between AMSEC Corporation, a wholly-owned subsidiary of Science Applications International Corporation (“SAIC”) and Fleet Services Holding Corporation, a wholly-owned subsidiary of Northrop Grumman Newport News (“NGNN”). The AMSEC Employees 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The authority to control and manage the operation and administration of the Plan is vested in the Company who is named fiduciary for purposes of Section 402(a) of ERISA.

On April 10, 2003, the Company entered into an Agreement and Plan of Merger with the shareholders of Planning Consultants, Incorporated (“PCI”), a Virginia Corporation, to acquire all of the shares of stock of PCI. The plan of merger was executed and PCI became a wholly-owned subsidiary of the Company on May 23, 2003.  PCI maintained its existing 401(k) Plan, the PCI Savings Plan (the “PCI Plan”), through September 30, 2003.  Effective October 1, 2003, the PCI Plan merged with and all of it assets were transferred into the Plan.

On October 14, 2003, the Company entered into an Agreement and Plan of Merger with the shareholders of Eagan McAllister Associates, Inc. (“EMA”), a Maryland Corporation, to acquire all of the shares of stock of EMA. The plan of merger was executed and EMA became a wholly-owned subsidiary of the Company on December 1, 2003.  As per the Agreement and Plan of Merger, the EMA Board of Directors approved the termination of the EMA 401(k) Plan as of the closing date of the acquisition.  An IRS Determination Letter was submitted in May 2004 with corresponding response expected to be received between November 2004 and May 2005.  Once the IRS Determination Letter is issued and the EMA 401(k) Plan is terminated, EMA employees who participated in the EMA 401(k) Plan will have the option to roll over their existing balance to the AMSEC 401(k) Plan or other qualified plan of their choice.

Participation—Generally, employees of the Company are eligible to participate immediately upon commencing employment.

Contributions—The Plan permits participants to elect to defer up to 25% of their eligible compensation, up to $12,000 and $11,000 for calendar years 2003 and 2002, respectively.  On October 1, 2003, PCI legacy employees were permitted to elect to defer up to 90% of their eligible compensation, up to $12,000 for calendar year 2003.  In addition, a participant who has attained age 50 before the last day of the Plan year may be eligible to make an additional catch-up contribution.  The maximum amount of catch-up contribution was $2,000 for 2003 and $1,000 for 2002.  A participant is eligible for the employer’s quarterly matching and/or discretionary contributions if (s)he is an active employee as of the last day of the respective quarter. Matching contributions to the Plan by the Company are discretionary and equated during calendar years 2003 and 2002 to either:

•                  62.5% of the first 8% of annual salary the participant contributed if the participant was a former NGNN employee and was eligible to participate in the Newport News Shipbuilding (“NNS”) 401(k) Plan; or

•                  100% of the first 2% of annual salary and 50% of the second 2% of annual salary the participant contributed in 2003 if the participant was an employee of PCI prior to the acquisition by AMSEC and was eligible to participate in the PCI Savings Plan; or

•                  20% of the participant’s contributions not to exceed an annual amount of $1,000, for all other participants.

Company matching contributions are allocated 50% to the SAIC Non Exchangeable Stock Fund and 50% to the participants’ investment choices. Participants’ accounts are adjusted quarterly for the Company’s matching contributions. The Company may elect to make discretionary contributions to the Plan. The Company made no discretionary contributions for the years ended December 31, 2003 and 2002.

Investment Funds— The Plan utilizes various investment instruments including Vanguard mutual funds and SAIC Class A Common Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Participants may direct the investment of their contributions to the following fund options offered by the Plan:

Vanguard 500 Index Fund - Invests in common stocks.

Vanguard Growth and Income Fund - Invests in common stocks.

Vanguard International Growth Fund - Invests in common stock of companies based outside the United States.

Vanguard LifeStrategy Conservative Growth Fund - Invests in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund.

Vanguard LifeStrategy Growth Fund - Invests in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund.

Vanguard LifeStrategy Moderate Growth Fund - Invests in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund.

Vanguard Mid-Cap Index Fund - Invests in common stocks in the Standard & Poor’s MidCap 400 Index.

Vanguard Prime Money Market Fund - Invests in money market instruments.

Vanguard Short-Term Bond Index Fund - Invests primarily in securities in the Lehman Brothers 1-5 Year Government/Credit Index.

Vanguard Small-Cap Index Fund - Invests primarily in common stocks in the Russell 2000 Index.

Vanguard Total Bond Market Index Fund - Invests primarily in short-term, investment-grade corporate bonds and short-term Treasury Securities in the Lehman Brothers Aggregate Bond Index.

Vanguard Total International Stock Index Fund - Invests in three Vanguard international funds: a European fund, a Pacific fund and an emerging markets fund.

Vanguard U.S. Growth Fund - Invests in common stocks.

Vanguard Wellesley Income Fund - Invests in fixed income securities and common stocks.

Vanguard Windsor Fund - Invests in common stocks.

SAIC Exchangeable Stock Fund - Invests primarily in SAIC Class A Common Stock and is participant directed to the extent that participant contributions are used to purchase SAIC Class A Common Stock.

SAIC Non-Exchangeable Stock Fund - This fund is a non-participant directed fund created to invest the Company’s matching contributions in SAIC Class A Common Stock.

SAIC Stock Purchase Fund - This fund is a temporary holding fund designed to hold participant and Company contributions until the following SAIC common stock quarterly trade date. Pending the quarterly trade, the contributions are invested in the Vanguard Prime Money Market Fund.

Participants may transfer their funds among investment options and change their future contribution allocations at any time under rules prescribed by the Plan.

Participant Accounts—Each participant’s account is credited with participant deferrals and Company contributions in accordance with provisions of the Plan. A participant is entitled to the benefit that can be provided from the participant’s vested account balance.

Vesting—A participant’s interest in each of the participant’s accounts is 100% vested at all times.

Participant Loans—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000. The SAIC Stock Funds balances may be used for purposes of determining the vested account balance, but the loan amount may only be withdrawn from Vanguard Funds.  The maximum loan term is generally five years, except for a principal residence loan, as defined in the Plan documents, which is twenty-five years. The loans are secured by the balance in the participant’s account and bear interest at prime plus one percentage point.  As of May 2002, the loan interest rate was changed to prime plus one percent as of the beginning of the month in which the loan originates. Currently the Plan has outstanding loans with interest rates ranging from 5% to 10%. Principal and interest are paid ratably through biweekly payroll deductions.

Distributions to Participants—Participants may receive their vested account balance in a single lump sum payment in cash following their termination of employment with the Company, retirement date, permanent disability, or in the event of death. A participant may make withdrawals from the Plan prior to attaining age 59-1/2 if the financial hardship falls within the Safe Harbor Rules as specified by the Internal Revenue Service. An unlimited number of withdrawals are allowed after age 59-1/2 and, effective October 1, 2003, from any prior rollover accounts.

2.                      SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting. Investment transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

Investment Valuation—Investments, except for SAIC Class A Common Stock and participant loans, are carried at fair value based on quoted market prices. A general public market for SAIC Class A Common Stock does not exist; therefore, the price of the SAIC Class A Common Stock is determined pursuant to a stock price formula and valuation process, which includes input from an independent appraisal firm. With the input of an independent appraisal firm, periodic determinations of the price of the SAIC Class A Common

Stock are made by the Board of Directors of SAIC. The Board of Directors of SAIC reserves the right to alter the formula.

The gains or losses realized on distributions of investments and the unrealized appreciation or depreciation are calculated as the difference between the current fair value and the fair value of the investments at the beginning of the year, or purchase price if purchased during the year. As of December 31, 2003 and 2002, respectively, the fair value of the SAIC Class A Common Stock was $31.79 and $28.31 per share and the Plan held approximately 691,881 and 655,136 shares.

It is the policy of the Plan to keep the SAIC Stock Funds invested primarily in SAIC Class A Common Stock, except for estimated reserves for use in distributions and investment exchanges by participants. Such reserves are held in short-term investments. If reserves in the SAIC Stock Funds are less than the amount required at any given time to make requested distributions and investment changes, investment exchanges out of the SAIC Stock Funds by participants may have to be deferred.

Participant loans are carried at the aggregate unpaid principal balance of loans outstanding, which approximates fair value.

Benefits Payable—Benefit payments to participants are recorded upon distribution. Benefits payable to participants are not reflected in the accompanying financial statements. As of December 31, 2003, $319,836 of distributions or benefits payable were pended until the January 2004 trade date.  As of December 31, 2002, $200,410 of distributions or benefits payable were pended until the January 2003 trade date.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

3.                      INVESTMENT INFORMATION

The Plan’s investments are held in a trust fund. The fair values of the investments representing 5% or more of the Plan’s assets at December 31, 2003 and 2002 are separately identified below.

	2003	2002

Mutual funds:
Vanguard 500 Index Trust	$13,304,042	$8,536,195
Vanguard Growth and Income Fund	5,871,921	—
Vanguard Prime Money Market Fund	13,157,412	11,738,522
Vanguard Bond Market Index Fund	4,897,163	3,871,714
Vanguard U.S. Growth Fund	5,395,431	3,802,762
Vanguard Wellesley Income Fund	4,977,211	4,801,229
Vanguard Windsor Fund	8,941,107	4,301,950
Other funds	18,794,094	13,864,701
SAIC Class A Common Stock Funds	22,218,183	18,734,803

	$97,556,564	$69,651,876

During the year ended December 31, 2003, the Plan’s investments, including investments bought, sold, and held during the year, appreciated in value by $11,374,561.  During the year ended December 31, 2002, the

Plan’s investments, including investments bought, sold, and held during the year, depreciated in value by $10,757,118.

	2003	2002

Mutual funds	$9,041,941	$(8,217,900)
SAIC Class A Common Stock	2,332,620	(2,539,218)

Net appreciation (depreciation) in fair value	$11,374,561	$(10,757,118)

4.                      NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets relating to the SAIC Non-Exchangeable Stock Fund, a non-participant directed investment, is as follows:

	December 31,
	2003	2002
Investments, at fair value:
SAIC Non-Exchangeable Stock Fund	$2,706,456	$1,890,312

	Year Ended December 31,
	2003	2002
Changes in non-participant directed investments:

Net appreciation (depreciation) of investments	$267,077	$(230,060)
Interfund transfer in/(out)	688,481	918,740
Distributions to participants	(139,414)	(32,227)

Total	$816,144	$656,453

5.                      RELATED PARTY TRANSACTIONS

Plan investments include Class A Common Stock of SAIC, a member of the Plan sponsor, and shares of mutual funds managed by Vanguard, the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6.                      FEDERAL INCOME TAX STATUS

The Plan received its latest determination letter from the Internal Revenue Service dated November 9, 2001, indicating the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter (see Note 8); the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.                      TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA.

8.                      PLAN AMENDMENTS

The following amendments to the Plan were approved and effective during calendar year 2003:

•                  Effective January 26, 2003, the Plan was amended to clarify, in accordance with Sarbanes-Oxley Act of 2002, that the SAIC quarterly trade date cycle is not a blackout period as characterized within the Act.  The amendment defines the Quarterly Trade Dates as being predetermined times each calendar year and defines the timing of transfers into or out of the SAIC Stock Funds;

•                  Effective June 2, 2003, PCI new hires were eligible to participate in the Plan;

•                  Effective October 1, 2003,

•                  Assets of the PCI Savings Plan were merged and transferred into the Plan;

•                  PCI legacy employees were eligible to participate in the Plan;

•                  Employer matching contribution through December 31, 2004 was 100% of the first 2% of the individual’s salary deferral, and 50% of the second 2% of the individual’s salary deferral for all PCI legacy employees who participated in the PCI Savings Plan;

•                  Normal retirement age under the Plan was changed from 65 years old to 59½;

•                  Subject to additional IRS guidance and implementation schedule, PCI legacy employees who were participants of the Plan were allowed to defer up to 90% of their salary into the Plan.  All other participants were allowed to defer up to 25% of their salary into the Plan;

•                  The Plan adopted the IRS Safe Harbor Rules as guideline in the automation of Hardship Withdrawals;

•                  The Plan allowed for in-service withdrawals of funds from Rollover Accounts;

•                  PCI legacy employees were permitted to make in-service withdrawals from their Transfer Matching and Profit Sharing Accounts;

•                  Effective December 1, 2003,

•                  EMA new hires were eligible to participate in the Plan;

•                  EMA legacy employees were eligible to participate in the Plan;

The following amendments to the Plan were approved during calendar year 2003 and were effective January 1, 2004:

•                  Employer profit sharing contributions and additional company contributions were allowed as designated by a subsidiary or division of AMSEC LLC;

•                  The Company was permitted to make special contract contributions for the purpose of meeting the fringe calculations specified in the Service Contract Act (SCA).  The Company was permitted to establish an employee account for the sole purpose of the employee receiving a special contract contribution.

The following amendments to the Plan were approved and effective during calendar year 2002:

•                  Effective January 1, 2002:

•                  The Company adopted the Amendment of the Plan to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001;

•                  The Board of Directors delegated to the Retirement Plan Committee the power to amend the Plan for all changes that are (a) required by the IRS, or (b) that provides rules of administrative convenience or clarification so long as the change does not cause the Company to incur additional material costs to the Plan;

•                  The definition of compensation was clarified by excluding bonuses from this definition, to further clarify certain administrative procedures and to allow the Retirement Plan Committee to make investment decisions;

•                  A loan policy was established that requires participants no longer employed by the Company who have unpaid loan balances to repay those loans within 90 days after employment ends if the loan was obtained after January 1, 2002;

•                  There is no limit to the percentage of salary deferrals or employee contributions that can be invested in the SAIC Exchangeable Stock Fund, up to a $50,000 limit. Once a participant reaches $50,000 in the SAIC Stock Funds they are then limited to 50% of all future contributions. All rollover amounts from another qualified plan are limited to a 50% investment in the SAIC Exchangeable Stock Fund;

•                  50% of Company matching contributions were directed into the SAIC Non-Exchangeable Stock Fund, and the other 50% were participant directed;

•                  Annuities were eliminated as a form of distribution;

•                  Catch-up contributions for participants over the age of 50 were allowed, subject to additional IRS guidance and an implementation schedule;

•                  The 3% of base pay stock grant given to all former participants of the NNS 401(k) Plan was eliminated, regardless of participation in the Plan;

•                  Employer matching contribution on salary deferrals was changed from 50% of the first 8% of the individual’s salary deferral to a 62.5% match of the first 8% deferral for all former NGNN employees who were eligible to participate in the NNS 401(k) Plan;

•                  Participants were allowed to defer up to 25% of their salary into the Plan;

•                  The suspension period following a hardship withdrawal was changed from twelve months to six months for participants who take a hardship withdrawal subsequent to January 1, 2002.

9.                      SUBSEQUENT EVENTS

The following administrative changes and amendments to the Plan were approved and effective during calendar year 2004:

•                  Effective January 1, 2004, the following administrative changes to employer matching contribution on salary deferrals were made:

•                  50% match of the first 8% deferral for all former NNS employees who were eligible to participate in the NNS 401(k) Plan;

•                  30% of the first $5,000 of salary deferral, to a maximum of $1,500, for all participants excluding NNS and PCI employees prior to the acquisition by AMSEC.

•                  Effective January 1, 2004, the Plan was amended to allow for employees to defer up to 75% of compensation as a catch-up contribution, after taking into account any elective deferrals.

******

AMSEC EMPLOYEES 401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS HELD
AS OF DECEMBER 31, 2003

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity, Date, Rate of Interest, Collateral	Cost	Current value

*	SAIC Exchangeable Stock Fund	Company Stock	$14,706,427	$19,511,727
*	SAIC Non-Exchangeable Stock Fund	Company Stock	2,466,145	2,706,456
*	Vanguard 500 Index Fund	Mutual Fund	12,783,231	13,304,042
*	Vanguard Growth and Income Fund	Mutual Fund	5,917,369	5,871,921
*	Vanguard International Growth Fund	Mutual Fund	2,857,269	2,937,549
*	Vanguard LifeStrategy Conservative Growth Fund	Mutual Fund	824,215	871,220
*	Vanguard LifeStrategy Growth Fund	Mutual Fund	644,757	713,710
*	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund	3,729,969	3,976,309
*	Vanguard Mid-Cap Index Fund	Mutual Fund	1,730,290	1,939,424
*	Vanguard Prime Money Market Fund	Mutual Fund	13,157,412	13,157,412
*	Vanguard Short-Term Bond Index Fund	Mutual Fund	1,529,607	1,536,103
*	Vanguard Small-Cap Index Fund	Mutual Fund	3,256,238	3,673,220
*	Vanguard Total Bond Market Index Fund	Mutual Fund	4,874,335	4,897,163
*	Vanguard Total International Stock Index Fund	Mutual Fund	157,825	190,198
*	Vanguard U.S. Growth Fund	Mutual Fund	7,996,883	5,395,431
*	Vanguard Wellesley Income Fund	Mutual Fund	4,797,773	4,977,211
*	Vanguard Windsor Fund	Mutual Fund	8,164,624	8,941,107
*	SAIC Stock Purchase Fund	Mutual Fund	387,861	388,149
	Participant Loans	Interest rates from 5% to 10%; maturities from January 2004 through August 2018	2,568,212	2,568,212

	TOTAL INVESTMENTS		$92,550,442	$97,556,564

*  Party-in-interest

Exhibit Index

Exhibit No.

23.1	Consent of Deloitte & Touche LLP